Exhibit 99.3

Authorization and Voting Instruction Form

For the Annual General Meeting of Shareholders of ASML Holding N.V. (“the Company” or “ASML”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on April 23, 2014, beginning at 2.00 PM CET (the “Meeting”).

The undersigned hereby authorizes and appoints:

☐	Mr R.J.C. van Helden (or his substitute), Notary, Keizersgracht 695-699, 1017 DW Amsterdam, the Netherlands,

or:

☐		(name of own proxy), ID no.:	,
The proxy will be asked to identify him/herself at the meeting.

to represent and vote on his or her behalf at the Meeting per the voting instructions as indicated in this Authorization and Voting Instruction Form.

Abbreviated agenda	For	Against	Abstain
1. Opening.	—	—	—

2. Overview of the Company’s business, financial situation and sustainability.	—	—	—

3. Discussion of the execution of the Remuneration Policy (version 2010) for the Board of Management over the financial year 2013.	—	—	—

4. Discussion of the 2013 Annual Report, incl. ASML’s corporate governance chapter, and proposal to adopt the financial statements for the financial year (“FY”) 2013, as prepared in accordance with Dutch law.	☐	☐	☐

5. Proposal to discharge the members of the Board of Management from liability for their responsibilities in the FY 2013.	☐	☐	☐

6. Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the FY 2013.	☐	☐	☐

7. Clarification of the Company’s reserves and dividend policy.	—	—	—

8. Proposal to adopt a dividend of EUR 0.61 per ordinary share of EUR 0.09.	☐	☐	☐

9. Proposal to adopt some adjustments to the Remuneration Policy (version 2014) for the Board of Management (the “Remuneration Policy”).	☐	☐	☐

10. Proposal to approve the number of performance shares for the Board of Management, to be determined by the calculation method as described in the Remuneration Policy, and authorization of the Board of Management to issue the performance shares for the financial year 2015, subject to approval of the Supervisory Board.	☐	☐	☐

11. Proposal to approve the number of stock options, respectively shares, for employees and authorization of the Board of Management to issue the stock options, respectively shares.	☐	☐	☐

12. Composition of the Board of Management	—	—	—

13a. Proposal to reappoint Mr. F.W. Fröhlich as member of the Supervisory Board, effective April 23, 2014.	☐	☐	☐

13b. Proposal to appoint Mr. J.M.C. Stork as member of the Supervisory Board, effective April 23, 2014.	☐	☐	☐

14. Composition of the Supervisory Board in 2015.	—	—	—

15. Proposal to adjust the remuneration of the Supervisory Board.	☐	☐	☐

16. Proposal to reappoint the External Auditor for the reporting year 2015.	☐	☐	☐

17a. Proposal to authorize the Board of Management to issue (rights to subscribe for) shares, which authorization is limited to 5% of the issued capital.	☐	☐	☐

17b. Proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with agenda item 17a.	☐	☐	☐

17c. Proposal to authorize the Board of Management to issue (rights to subscribe for) shares, for an additional 5% of the issued capital, only to be used in connection with mergers, acquisitions and/or (strategic) alliances.	☐	☐	☐

17d. Proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with agenda item 17c.	☐	☐	☐

18a. Proposal to authorize the Board of Management to acquire shares in the Company’s capital.	☐	☐	☐

18b. Proposal to authorize the Board of Management to acquire additional shares in the Company’s capital, under the condition that the shares acquired under item 18a. have been cancelled and the number of shares held by the Company shall not exceed 10% of the issued share capital.	☐	☐	☐

19. Proposal to cancel ordinary shares.	☐	☐	☐

20. Any other business.	—	—	—

21. Closing	—	—	—

To the granting of the authorization the terms as set forth below apply.

The voting instructions above shall equally apply in the event the agenda of the Meeting is amended before or during the Meeting provided that such amendment of the agenda does not (materially) alter the contents of the items proposed to the general meeting of shareholders.

Terms applicable to the granting of a proxy by way of this Authorization and Voting Instruction Form (“Terms”).

Registration - Only the person who has registered for the Meeting as per the applicable procedure (“Shareholder”) can grant a proxy by way of this form.

Voting instructions -The person who will vote on behalf of the Shareholder (“Authorized Person”) shall not be liable for any damage suffered by the Shareholder as a result of any action or lack of action by the Authorized Person when making use of, or otherwise in connection with, this Authorization and Voting Instruction Form (“Form”). The preceding sentence shall not apply to the extent that the damage is caused by willful misconduct or gross negligence on the part of the Authorized Person. The Shareholder shall indemnify the Authorized Person against any claim made by any third party in connection with this Form or in connection with acts performed by the Authorized Person in the Shareholder’s name under this Form. The indemnity shall also relate to any damage or costs incurred by the Authorized Person in connection with such claim.

After completion of the Form by the Shareholder, ASML and the Authorized Person are not liable for incorrect voting instructions.

By signing the Form, the Shareholder represents and warrants that he holds his shares in the capital of ASML fully and unencumbered, and that there is no pledgee or holder of a right of usufruct that may exercise the voting rights attached to these shares pursuant to a legal provision or a provision of the articles of association of ASML.

In performing acts pursuant to this Form, the Authorized Person may act pursuant to a power of attorney granted by one or more other shareholders in the capital of ASML.

The Authorized Person may grant a power of attorney to another person to vote, directly or indirectly, in the Shareholder’s name within the limits of this Form, and he may substitute another person for himself as authorized person. If the first sentence applies, the other person shall (also) be the Authorized Person for the purposes of this Form.

The voting instructions above shall equally apply in the event the agenda of the Meeting is amended before or during the Meeting provided that such amendment of the agenda does not (materially) alter the contents of the items proposed to the general meeting of shareholders.

Invalidity - If these Terms are or become partially void, the parties will continue to be bound by the remainder of the same. The parties shall replace the void part by provisions that are valid and have legal effect that correspond with those of the void part as much as possible, taking into account the content and the purport of these Terms.

Applicable Law and Jurisdiction - These Terms shall be exclusively governed by Dutch law. All disputes arising in connection with these Terms, including disputes concerning the existence and validity thereof, shall be resolved by the competent courts of Amsterdam, the Netherlands.

By:

Name

City

Date

Number of shares registered

Registration number (if known)

Authorization and Voting Instruction Form AGM ASML Holding N.V. 20140423